UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 3 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
SIBANYE GOLD TO REPORT Q1 2013 PRODUCTION RESULTS ON 8 MAY 2013

Westonaria, 3 May 2013: Sibanye Gold (JSE: SGL, NYSE: SGBL) will release its production results for the quarter ended 31 March
2013, on the company's website - www.sibanyegold.co.za - at08:00 am (SA time) on Wednesday, 8 May 2013. Telephone conference calls have been scheduled at the times indicated below:

Johannesburg: 09:00 and 15:00 hours
For United Kingdom: 08:00 and 14:00 hours (GMT)
For North America: 09:00 hours, (EST)
DIAL IN NUMBERS 09:00 (SA time)
Country
Toll Number
Toll-free Number
South Africa 0 800 200 648
United Kingdom 0 808 162 4061
Other countries +27 11 535 3600
Other countries (alt) +27 10 201 6616
DIAL IN NUMBERS 15:00 (SA Time)
Country
Toll Number
Toll-free Number
South Africa 0 800 200 648
United Kingdom 0 808 162 4061
Other countries +27 11 535 3600
Other countries (alt) +27 10 201 6616
USA 1 866 652 5200
Canada 1 855 669 9657
Ask for Sibanye Gold call
The digital replay will be available after the call. Playback details are as follows:

Playback code: 24219
South Africa
+27 11 305 2030
Other +27 11 305 2030
United Kingdom 0 808 234 6771
ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited

+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 3, 2013
By:
/s/ Charl Keyter
Name: Charl Keyter
Title:    Chief Financial Officer